June 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OS Therapies Incorporated Request to Withdraw Registration Statement on Form S-1 (No. 333-271034)

Ladies and Gentlemen:

OS Therapies Incorporated (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that, effective as of the date first set forth above, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-271034), together with all amendments (including post-effective amendments) and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement, as amended, was originally filed on March 31, 2023, declared effective by the Commission on February 14, 2024, and further amended by a post-effective amendment on May 13, 2024.

The Company submits this request to withdraw as, in accordance with Rule 413(a) under the Securities Act, it has filed a new Registration Statement on Form S-1 (File No. 333-279839) relating to the Company’s contemplated initial public offering to increase the number of securities currently registered under the Registration Statement at this time.

The Company confirms that no securities have been, or will be, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of this request to withdraw, please do not hesitate to contact me (tel.: (410) 297-7793) or Spencer G. Feldman at Olshan Frome Wolosky LLP, the Company’s outside legal counsel (tel.: (212) 451-2234).

Very Truly Yours,

OS Therapies Incorporated

By:	/s/ Paul A. Romness
	Name:	Paul A. Romness
	Title:	President and Chief Executive Officer

cc:	Joe McCann, Esq., U.S. Securities and Exchange Commission Jimmy McNamara, Esq., U.S. Securities and Exchange Commission

Spencer G. Feldman, Esq.